C21 Investments to acquire Grön Chocolate and Confections

Cannabis firm expands into edibles to deepen product shelf

VANCOUVER, August 13, 2018 -- C21 Investments Inc. (CSE: CXXI) today announced it has entered into an agreement to acquire Grön Chocolate LLC and Grön Confections (GrönCBD) LLC, together, one of Oregon’s largest companies specializing in premium consumer packaged edible cannabis products. C21 Investments will be acquiring 100% of Grön Chocolate’s membership units, and the transaction is expected to close by November 1, 2018.

“Edibles are one of the fastest growing segments of the cannabis space,” said Robert Cheney, Chief Executive Officer, C21 Investments. “Grön is a critical addition to C21’s growth strategy to acquire operations that can vertically integrate in each state and compete aggressively in the US$11 billion cannabis market in the United States.”

This is the sixth acquisition agreement announced by C21 Investments in the past year, and will be accretive to earnings of C21 Investments. Other agreements include Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, and Eco Firma Farms in Oregon. C21 Investments has been successful in ensuring that the talent of each operation continues to perform and grow in order to provide a strong culture for its group of companies.

“C21 Investments has agreed to invest new capital to expand Grön’s processing, branded products, wholesale and retail distribution operations,” said Christine Smith, Founder and CEO of Grön. “With access to new resources, we can expand the Grön brands into other regulated cannabis markets and compete in the national marketplace with our rapidly growing CBD line.”

Transaction Highlights

C21 has agreed to pay Grön unit holders US$6.8 million plus the bonus earn-out shares of US$4.375 million.

The purchase price will be settled by way of:

(a)	a cash payment immediately upon closing,

(b)

the issuance of five- year convertible promissory note or notes entitling Grön the option to convert the note principal into common shares in C21, or the cash redemption value of the Cash Redemption Amount, at Gröns’ sole option and election, after a 24-month period, and

(c)	(c) the issuance of five (5) year convertible promissory note or notes entitling Grön the option to convert the note principal amount into common shares of the Buyer over a 24- month period.

About GRÖN CHOCOLATES / GRÖNCBD
Grön was founded by Christine Smith in 2014. Naming the company “Grön”—the Swedish word for green—is a tribute to Christine’s architecture studies in Denmark and love for all things sustainable and Scandinavian. Committed to raising the bar for cannabis edibles, Grön has garnered its reputation by offering a beautiful product that tastes incredible, delivers a consistent and repeatable experience, and is professionally packaged and merchandised. Recognized as one of Oregon’s largest and most respected edible brands and known as the most prolific chocolate bar in Oregon, Grön has secured shelf space in over 400 retail stores with immediate plans to expand into California and Nevada. Grön has two licensed manufacturing facilities totaling over 7,000 square feet as well as a small retail/tasting room with an emphasis on CBD education. In 2018, Grön launched the first fully licensed CBD café in North America with the introduction of their CBD lifestyle/wellness line.

ABOUT C21 INVESTMENTS
C21 Investments Inc. (CSE – CXXI) is a vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company has definitive agreements to acquire cannabis companies in Oregon and Nevada that, when closed, will make C21 one of the largest public cannabis companies by revenue in the world. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies and Eco Firma Farms in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil and vaporizer cartridges. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Michael Kidd, CFO
For more information please contact:	C21 Investments
Graeme Harris	303 – 595 Howe Street
graeme@strategy2communications.com	Vancouver, B.C.
+1 416 402-7050	+1 604 718-2800

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

The CSE has not accepted responsibility for the adequacy or accuracy of this release, and in no way has passed upon the merits of the Acquisition, nor has it approved or disapproved the contents of this press release.